Exhibit 99.2

Nomad Foods Limited
Condensed Consolidated Interim Financial Statements (unaudited)
For the three and six months ended June 30, 2017

Nomad Foods Limited—Board of Directors

Martin E. Franklin	(Co-Chairman)
Noam Gottesman	(Co-Chairman)
Ian Ashken	(Non-Executive Director)
Stéfan Descheemaeker	(Chief Executive Officer)
Mohamed Elsarky	(Non-Executive Director), appointed effective August 22, 2017
Jeremy Isaacs CBE	(Non-Executive Director)
Paul Kenyon	(Non-Executive Director, former Chief Financial Officer through August 8, 2017)
James E. Lillie	(Non-Executive Director)
Lord Myners of Truro CBE	(Non-Executive Director and Lead Independent Director)
Victoria Parry	(Non-Executive Director)
Brian Welch	(Non-Executive Director), resigned effective August 22, 2017
Simon White	(Non-Executive Director)

Nomad Foods Limited—Interim management report
General information

Nomad Foods Limited (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and in the future across the broader food sector. Nomad Foods Limited (the “Company” or “Nomad”) produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birdseye, Iglo and Findus.

Nomad was incorporated in the British Virgin Islands on April 1, 2014. The address of Nomad’s registered office is Nemours Chambers, Road Town, Tortola, British Virgin Islands. The Company is domiciled for tax in the United Kingdom.
Results for the six months ended June 30, 2017
The Company’s financial results are discussed within the press release which accompanies these unaudited condensed consolidated interim financial statements.
Liquidity review

	For the six months ended June 30,
	2017	2016
	€m	€m
Net cash generated from operating activities	138.3	151.7
Cash used in investing activities	(19.3)	(20.3)
Net cash used in financing activities	(132.9)	(31.3)
Net (decrease)/increase in cash and cash equivalents	(13.9)	100.1
Cash and cash equivalents net of overdrafts at end of period	300.5	273.6
Cash and cash equivalents net of overdrafts has decreased during the six months ended June 30, 2017 compared to the six months ended June 30, 2016. Net cash from operating activities has decreased by €13.4 million compared to the six months ended June 30, 2016. Cash used in investing activities has decreased by €1.0 million compared to the six months ended June 30, 2016. Net cash used in financing activities has increased by €101.6 million compared to the six months ended June 30, 2016 due primarily to a payment of €93.9 million for the repurchase of the Company's own shares and payments of €13.6 million for fees incurred as part of the refinancing of the Company's debt arrangements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Financial Position
As of June 30, 2017 (unaudited) and December 31, 2016 (audited)

		June 30, 2017	December 31, 2016
	Note	€m	€m
Non-current assets
Goodwill		1,745.6	1,745.6
Intangibles		1,725.3	1,726.6
Property, plant and equipment		291.8	298.2
Other receivables		1.3	0.4
Derivative financial instruments	11	16.1	—
Deferred tax assets		63.8	64.9
Total non-current assets		3,843.9	3,835.7
Current assets
Cash and cash equivalents	9	300.5	329.5
Inventories		309.2	325.0
Trade and other receivables		127.5	135.7
Indemnification assets	10	73.8	65.5
Capitalized borrowing costs		1.4	5.0
Derivative financial instruments	11	2.1	13.1
Total current assets		814.5	873.8
Total assets		4,658.4	4,709.5
Current liabilities
Trade and other payables		476.7	472.7
Current tax payable		165.6	162.3
Provisions	12	90.0	116.7
Current portion of loans and borrowings	11	4.4	—
Derivative financial instruments	11	7.6	1.4
Total current liabilities		744.3	753.1
Non-current liabilities
Loans and borrowings	11	1,422.6	1,451.8
Employee benefits	13	186.5	190.9
Trade and other payables		1.8	1.0
Provisions	12	75.6	77.0
Derivative financial instruments	11	32.9	—
Deferred tax liabilities		326.3	333.2
Total non-current liabilities		2,045.7	2,053.9
Total liabilities		2,790.0	2,807.0
Net assets		1,868.4	1,902.5
Equity attributable to equity holders
Share capital	15	—	—
Capital reserve	15	1,707.4	1,800.7
Share based compensation reserve	14	2.4	1.0
Founder Preferred Shares Dividend reserve	16	493.4	493.4
Translation reserve		81.5	84.0
Cash flow hedging reserve		(1.1)	8.4
Accumulated deficit		(415.2)	(485.0)
Total equity		1,868.4	1,902.5
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Profit or Loss
For the three and six months ended June 30, 2017 and June 30, 2016

		For the three months ended June 30,		For the six months ended June 30,
		2017	2016	2017	2016
	Note	€m	€m	€m	€m
Revenue		458.1	455.9	989.4	1,003.0
Cost of sales		(313.8)	(316.3)	(689.0)	(695.9)
Gross profit		144.3	139.6	300.4	307.1
Other operating expenses		(75.3)	(74.8)	(156.2)	(154.8)
Exceptional items	5	(11.5)	(55.1)	(11.4)	(78.2)
Operating profit		57.5	9.7	132.8	74.1
Finance income	6	5.0	3.6	5.6	19.2
Finance costs	6	(37.3)	(21.5)	(54.0)	(42.8)
Net financing costs		(32.3)	(17.9)	(48.4)	(23.6)
Profit/(loss) before tax		25.2	(8.2)	84.4	50.5
Taxation	7	(5.9)	0.9	(17.1)	(15.6)
Profit/(loss) for the period		19.3	(7.3)	67.3	34.9
Earnings per share
Basic and diluted earnings/(loss) per share	8	€0.11	€(0.04)	€0.37	€0.19
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Comprehensive Income/(Loss)
For the three and six months ended June 30, 2017 and June 30, 2016

		For the three months ended June 30,		For the six months ended June 30,
		2017	2016	2017	2016
	Note	€m	€m	€m	€m
Profit/(loss) for the period		19.3	(7.3)	67.3	34.9
Other comprehensive income/(loss):
Actuarial gains/(losses) on defined benefit pension plans	13	5.6	(23.9)	5.6	(45.7)
Taxation (charge)/credit on measurement of defined benefit pension plans		(3.1)	6.7	(3.1)	13.4
Items not reclassified to the Statement of Profit or Loss		2.5	(17.2)	2.5	(32.3)
Gain/(loss) on investment in foreign subsidiary, net of hedge		0.2	(0.6)	(2.5)	(3.8)
Effective portion of changes in fair value of cash flow hedges		(8.3)	4.3	(14.0)	1.1
Taxation credit/(charge) relating to components of other comprehensive income		2.9	(1.2)	4.5	0.1
Items that may be subsequently reclassified to the Statement of Profit or Loss		(5.2)	2.5	(12.0)	(2.6)
Other comprehensive loss for the period, net of tax		(2.7)	(14.7)	(9.5)	(34.9)
Total comprehensive income/(loss) for the period		16.6	(22.0)	57.8	—
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Changes in Equity
For the six months ended June 30, 2017

		Share capital	Capital reserve	Share based compensation reserve	Founder preferred shares dividend reserve	Translation reserve	Cash flow hedge reserve	Accumulated deficit	Total
	Notes	€m	€m	€m	€m	€m	€m	€m	€m
Balance as of January 1, 2017		—	1,800.7	1.0	493.4	84.0	8.4	(485.0)	1,902.5
Profit for the period		—	—	—	—	—	—	67.3	67.3
Other comprehensive (loss)/income		—	—	—	—	(2.5)	(9.5)	2.5	(9.5)
Total comprehensive (loss)/income for the period		—	—	—	—	(2.5)	(9.5)	69.8	57.8
Repurchase of ordinary shares	15	—	(93.9)	—	—	—	—	—	(93.9)
Vesting of Non-Executive Restricted Stock award	14	—	0.6	(0.7)	—	—	—	—	(0.1)
Share based payment charge	14	—	—	2.1	—	—	—	—	2.1
Total transactions with owners, recognized directly in equity		—	(93.3)	1.4	—	—	—	—	(91.9)
Balance as of June 30, 2017		—	1,707.4	2.4	493.4	81.5	(1.1)	(415.2)	1,868.4

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Changes in Equity (continued)
For the six months ended June 30, 2016

	Share capital	Capital reserve	Share based compensation reserve	Founder preferred shares dividend reserve	Translation reserve	Cash flow hedge reserve	Accumulated deficit	Total
	€m	€m	€m	€m	€m	€m	€m	€m
Balance as of January 1, 2016	—	1,762.4	0.1	531.5	84.5	1.1	(491.5)	1,888.1
Profit for the period	—	—	—	—	—	—	34.9	34.9
Other comprehensive (loss)/income for the period	—	—	—	—	(3.8)	1.1	(32.2)	(34.9)
Total comprehensive (loss)/income for the period	—	—	—	—	(3.8)	1.1	2.7	—
Founder Preferred Shares Annual Dividend Amount	—	38.1	—	(38.1)	—	—	—	—
Share based payment charge	—	—	0.6	—	—	—	—	0.6
Total transactions with owners, recognized directly in equity	—	38.1	0.6	(38.1)	—	—	—	0.6
Balance as of June 30, 2016	—	1,800.5	0.7	493.4	80.7	2.2	(488.8)	1,888.7
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Cash Flows
For the six months ended June 30, 2017 and June 30, 2016

All amounts in € millions		For the six months ended June 30,
	Note	2017	2016
Cash flows from operating activities
Profit for the period		67.3	34.9
Adjustments for:
Exceptional items	5	11.4	78.2
Share based payments expense	14	2.1	0.6
Depreciation and amortization charge	4	21.8	24.8
Loss on disposal of property, plant and equipment		0.2	0.2
Finance costs	6	54.0	42.8
Finance income	6	(5.6)	(19.2)
Taxation	7	17.1	15.6
Operating cash flow before changes in working capital, provisions and net of acquisitions		168.3	177.9
Decrease in inventories		13.2	25.2
Decrease/(increase) in trade and other receivables		6.9	(3.7)
Increase/(decrease) in trade and other payables		11.7	(8.3)
Decrease in employee benefits and other provisions		(0.9)	(2.0)
Cash generated from operations before tax and exceptional items		199.2	189.1
Cash flows relating to exceptional items	5	(46.4)	(32.0)
Tax paid		(14.5)	(5.4)
Net cash generated from operating activities		138.3	151.7
Cash flows from investing activities
Contingent consideration for purchase of Frudesa brand		—	(8.0)
Purchase of property, plant and equipment		(16.8)	(12.2)
Purchase of intangibles		(2.5)	(0.1)
Cash used in investing activities		(19.3)	(20.3)
Cash flows from financing activities
Repurchase of ordinary shares	15	(93.9)
Issuance of new loan principal	11	1,470.5	—
Repayment of loan principal	11	(1,469.5)	—
Payment of finance leases		(1.6)	(0.4)
Gain on settlement of derivatives		0.1	—
Payment of financing fees		(13.6)	—
Interest paid		(25.2)	(35.5)
Interest received		0.3	4.6
Net cash used in financing activities		(132.9)	(31.3)
Net (decrease)/increase in cash and cash equivalents		(13.9)	100.1
Cash and cash equivalents at beginning of period		329.5	186.1
Effect of exchange rate fluctuations		(15.1)	(12.6)
Cash and cash equivalents at end of period		300.5	273.6
Cash and cash equivalents comprise cash at bank of €300.5 million (June 30, 2016: cash at bank of €505.6 million less bank overdrafts of €232.0 million).
The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Statements
1.    General information

These unaudited condensed consolidated interim financial statements (“interim financial statements”) as at and for the three and six months ended June 30, 2017 comprise Nomad Foods Limited and its subsidiaries (together referred to as the “Company” or “Nomad”). Nomad Foods Limited (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and in the future across the broader food sector. Nomad produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birdseye, Iglo and Findus.

The Company’s sales and working capital levels have historically been affected to a limited extent by seasonality. In general, sales volumes for frozen food are slightly higher in colder or winter months and variable production costs and working capital will vary depending on the harvesting and buying periods of seasonal raw materials, in particular vegetable crops. For example, stock levels typically peak in August to September just after the pea harvest and as a result, more working capital is required during those months.
Nomad is a company registered in the British Virgin Islands and domiciled for tax in the United Kingdom.
2.     Basis of preparation
These unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2017 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the IASB. They do not include all the information required for a complete set of IFRS financial statements. The financial information consolidates the Company and the subsidiaries it controls and includes selected notes to explain events and transactions that are significant to an understanding of the changes in Nomad’s financial position and performance since the last annual consolidated financial statements. Therefore the unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2016, which have been prepared in accordance with International Financial Reporting Standards as issued by the IASB and as adopted by the European Union (“IFRS”).
These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on August 22, 2017.
There are no new accounting standards which have a material impact on this financial information. The accounting policies used by management in preparing these condensed consolidated financial statements were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2016 except taxes on income. These are accrued based on management's estimate of the average annual effective income tax rate on profits excluding exceptional items, applied to the pre-tax income excluding exceptional items of the period. It also reflects the tax impact of exceptional items accounted for in the period.
The Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis in preparing the consolidated interim financial statements.
3.    Accounting estimates and judgments

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgment in applying the accounting policies. The key areas involving a higher degree of judgment or complexity, or areas where assumptions are significant to the consolidated financial statements are highlighted under the relevant note.
In preparing the condensed consolidated interim financial statements, the key sources of estimation uncertainty for the interim periods ended June 30, 2017, which were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2016, were as follows:
3.1    Business Combinations

The Company is required to recognize separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in a business combination at their fair values. This involves judgment over whether intangible assets can be separately identified as well as an estimate of fair value of all assets and liabilities acquired. Such estimates are based on valuation techniques, which require considerable judgment in forecasting future cash flows and developing other assumptions. These estimates are based on information available on the acquisition date and assumptions that have been deemed reasonable by management. The following judgments, estimates and assumptions can materially affect our financial position and profit:

• The fair value of intangible and tangible assets that are subject to depreciation or amortization in future periods.
• Future changes to the assumptions used in estimating the value of assets and liabilities may result in additional expenses or income.
3.2    Fair value of derivative financial instruments
Note 11 includes details of the fair value of the derivative instruments that the Company holds at the end of each financial period. The fair value of derivatives is determined using forward rates at the balance sheet date, with the resulting value discounted back to present value.
3.3    Employee benefit obligation

The Company operates a number of defined benefit pension schemes and post-employment benefit schemes which are valued by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. Each Scheme has an actuarial valuation performed and is dependent on a series of assumptions. See Note 13 for details of material changes, if any, to assumptions since December 31, 2016.
3.4    Carrying value of goodwill and brands

Determining whether goodwill and brands are impaired requires an estimation of the value in use of the cash generating unit to which goodwill and brands have been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash generating unit and a suitable discount rate in order to calculate present value. A value in use calculation is carried out on an annual basis unless the Company identifies triggers that would indicate that the carrying value of these assets is impaired.
3.5    Discounts and trade marketing expense

Discounts given by the Company include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs. Each customer has a unique agreement that is governed by a combination of observable and unobservable performance conditions.

At each quarter end date, any discount incurred but not yet invoiced is estimated, based on historical trends and rebate contracts with customers, and accrued as ‘trade terms’.

In certain cases the estimate for discounts requires the use of forecast information for future trading periods and so there arises a degree of estimation uncertainty. These estimates are sensitive to variances between actual results and forecasts. The current accruals reflect the Company’s best estimate of these forecasts.

Trade marketing expense is comprised of amounts paid to retailers for programs designed to promote Company products. The ultimate costs of these programs will depend upon retailer performance and is the subject of significant management estimates. The Company records as an expense, the estimated ultimate cost of the program in the period during which the program occurs and is based upon the programs offered, timing of those offers, estimated retailer performance based on history, management’s experience and current economic trends.
3.6    Uncertain tax positions

Where tax exposures can be quantified, an accrual for uncertain tax positions is made based on best estimates and management’s judgments with regard to the amounts expected to be paid to the relevant tax authority. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Company could in future periods experience adjustments to these accruals. The factors considered include the progress of discussions with the tax authorities and the level of documentary support for historical positions taken by previous owners.
3.7    Share based payments

The Company at the end of each reporting period, in estimating its share-based payment charge assesses and revises its estimates of the number of interests that are expected to vest based on the non-market vesting conditions. Note 14 contains details of these assumptions and of the valuation model used.

3.8    Onerous contracts provisions

Where the costs of fulfilling a contract exceed the economic benefits that the Company expects to receive from it, an onerous contract provision is recognized for the net unavoidable costs. In estimating the net unavoidable costs, management estimate foreseeable income that may be received and offset this against the minimum future cash outflows from fulfilling the contract. All cash flows are discounted at an appropriate discount rate. Estimating future income is highly judgmental and is based on management’s best estimate.
4.    Segment reporting

The Chief Operating Decision Maker (“CODM”) of the Company considers there to be one reporting and operating segment, being “Frozen Foods” and is reflected in the segment presentation below for the periods presented.

		For the three months ended June 30,		For the six months ended June 30,
		2017	2016	2017	2016
	Note	€m	€m	€m	€m
Profit/(loss) for the period		19.3	(7.3)	67.3	34.9
Taxation		5.9	(0.9)	17.1	15.6
Net financing costs		32.3	17.9	48.4	23.6
Depreciation		8.1	11.0	18.0	21.5
Amortization		1.4	1.7	3.8	3.3
EBITDA		67.0	22.4	154.6	98.9
Exceptional items		11.5	55.1	11.4	78.2
Share based payment charge		0.8	0.4	2.1	0.6
Adjusted EBITDA		79.3	77.9	168.1	177.7

No information on segment assets or liabilities is presented to the CODM.
External revenue by geography

	For the three months ended June 30,		For the six months ended June 30,
	2017	2016	2017	2016
	€m	€m	€m	€m
United Kingdom	105.6	116.8	211.8	240.8
Italy	82.9	74.2	193.3	178.8
Germany	65.1	56.4	147.7	134.5
France	40.1	39.3	83.6	87.2
Sweden	49.5	55.5	106.7	113.2
Norway	26.8	26.3	59.5	59.3
Spain	20.3	21.3	41.1	41.8
Rest of Europe	67.8	66.1	145.7	147.4
Total external revenue by geography	458.1	455.9	989.4	1,003.0

5.    Exceptional items

	For the three months ended June 30,		For the six months ended June 30,
	2017	2016	2017	2016
	€m	€m	€m	€m
Investigation and implementation of strategic opportunities and other items	5.9	1.6	11.5	5.4
Findus Group integration costs	3.2	8.3	5.7	12.5
Remeasurement of indemnification assets	2.1	5.0	(8.3)	17.6
Costs related to transactions	0.4	0.7	2.5	1.7
Supply chain reconfiguration	—	39.7	—	39.7
Costs related to previous owners’ long-term management incentive plans	—	0.7	—	1.9
Cisterna fire costs	—	—	—	0.3
Other restructuring costs	(0.1)	(0.9)	—	(0.9)
Total exceptional items	11.5	55.1	11.4	78.2

Investigation and implementation of strategic opportunities and other items primarily relates to costs associated with the implementation of Nomad’s strategic vision across the Company and other tax costs. Costs of €5.9 million have been incurred in the three months ended June 30, 2017 (2016: €1.6 million) and €11.5 million in the six months ended June 30, 2017 (2016: €5.4 million).

Following the acquisition of the Findus Group in November 2015, the Company has initiated a substantial integration project. Costs of €3.2 million have been incurred in the three months ended June 30, 2017 (2016: €8.3 million) and €5.7 million in the six months ended June 30, 2017 (2016: €12.5 million).
Remeasurement of the indemnification assets relates to the movement in value of shares held in escrow as part of the consideration on the acquisition of the Findus Group as well as the release of indemnification assets associated with the acquisition of the Iglo Group as discussed in Note 10.
For the three and six months ended June 30, 2017 and 2016, costs related to transactions primarily relates to one-off compliance costs incurred as a result of listing on the New York Stock Exchange in January 2016.
Supply chain reconfiguration relates to large scale restructuring projects undertaken by the Company to optimize the supply chain. For the three and six months ended June 30, 2016, this primarily related to the closure of the Bjuv manufacturing facility, €38.4 million of which was recognized as provisions. €19.4 million of these provisions relate to costs for redundancies, with €19.0 million recognized for other restructuring costs.

Subsequent to the sale of the Iglo Group in June 2015 and specific to the terms of a Predecessor incentive scheme (which ended in May 2016), management participated in an incentive scheme for which the Company incurred charges of €0.7 million in the three months ended June 30, 2016 and €1.9 million in the six months ended June 30, 2016.

Cisterna fire net costs relates to incremental operational costs resulting from a fire in August 2014 in the Italian production facility which produces Findus branded stock for sale in Italy. As at December 31, 2016, all insurance claims related to these costs have been settled and no further impact on reported results is anticipated.
The tax credit impact of the exceptional items for the three months ended June 30, 2017 amounts to €2.5 million (2016: €11.7 million) and for the six months ended June 30, 2017 amounts to €4.9 million (2016: €14.0 million).
Included in the Condensed Consolidated Interim Statements of Cash Flows for the six months ended June 30, 2017 is €46.4 million (2016: €32.0 million) of cash outflows relating to exceptional items. This includes cash flows related to the above items in addition to the cash impact of the settlement of provisions brought forward from previous accounting periods.

6.    Finance income and costs

	For the three months ended June 30,		For the six months ended June 30,
	2017	2016	2017	2016
	€m	€m	€m	€m
Finance income
Interest income	—	2.2	0.2	4.6
Gain on derivatives	5.0	—	5.4	—
Net foreign exchange arising on retranslation of financial assets and liabilities	—	1.4	—	14.6
Total finance income	5.0	3.6	5.6	19.2
Interest expense(a)	(12.4)	(15.1)	(27.7)	(33.9)
Loss on derivatives	—	(2.2)	—	(2.2)
Net foreign exchange arising on retranslation of financial assets and liabilities	(3.5)	—	(2.5)	—
Net pension interest costs	(0.9)	(0.6)	(1.8)	(1.6)
Amortization of borrowing costs	(0.7)	(1.3)	(1.9)	(2.5)
Interest on unwinding discounted items	(0.3)	(0.1)	(0.6)	(0.1)
Other finance costs(b)	(19.5)	(2.2)	(19.5)	(2.5)
Total finance costs	(37.3)	(21.5)	(54.0)	(42.8)
Net finance costs	(32.3)	(17.9)	(48.4)	(23.6)
(a) Interest expense is shown net of gains recycled from the cash flow hedge reserve on cross currency interest rate swaps.
(b) As a consequence of the refinancing on May 3, 2017 as detailed in note 11, deferred borrowing costs of €15.7 million relating to the old senior debt and senior secured notes were written off.
7.    Taxation
Income tax expense of €5.9 million for the three months period to June 30, 2017 (2016: €0.9 million credit) and €17.1 million for the six months ended June 30, 2017 (2016: €15.6 million) is accrued based on management’s estimate of the average annual effective income tax rate on profits excluding exceptional items, applied to the pre-tax income excluding exceptional items of the periods. It also reflects the tax impact of exceptional items accounted for in the periods.
The Company’s subsidiaries, which are subject to tax, operate in many different jurisdictions and, in some of these, certain tax matters are under discussion with local tax authorities. These discussions are often complex and can take many years to resolve. Accruals for tax contingencies require management to make estimates and judgments with respect to the ultimate outcome of a tax audit, and actual results could vary from these estimates. Where tax exposures can be quantified, a provision is made based on best estimates and management’s judgment. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Company could in future periods experience adjustments to this provision.
Management believes that the Company’s tax position on all open matters, including those in current discussion with local tax authorities, is robust and that the Company is appropriately provided.

8.    Earnings per share

	For the three months ended June 30,		For the six months ended June 30,
	2017	2016	2017	2016
Basic earnings per share
Profit/(loss) for the period	19.3	(7.3)	67.3	34.9
Weighted average Ordinary Shares and Founder Preferred Shares (basic) in millions	181.7	183.6	182.7	183.3
Basic earnings/(loss) per share	€0.11	€(0.04)	€0.37	€0.19
For the three months ended June 30, 2017, basic earnings per share is calculated by dividing the profit for the period of the Company of €19.3 million (2016: €7.3 million loss) by the weighted average number of ordinary shares of 180.2 million (2016: 182.1 million) and Founder Preferred Shares of 1.5 million (2016: 1.5 million).
For the six months ended June 30, 2017, basic earnings per share is calculated by dividing the profit for the period of the Company of €67.3 million (2016: €34.9 million) by the weighted average number of ordinary shares of 181.2 million (2016: 181.8 million) and Founder Preferred Shares of 1.5 million (2016: 1.5 million).

	For the three months ended June 30,		For the six months ended June 30,
	2017	2016	2017	2016
	€m	€m	€m	€m
Diluted earnings per share
Profit/(loss) for the period	19.3	(7.3)	67.3	34.9
Weighted average Ordinary Shares and Founder Preferred Shares (diluted) in millions	181.7	183.6	182.7	183.4
Diluted earnings/(loss) per share	€0.11	€(0.04)	€0.37	€0.19
For the three months and six months period ended June 30, 2017 and its comparative period, the number of shares in the diluted earnings per share calculation has been adjusted by 41,724 for the dilutive impact of the 2017 Non-Executive Restricted Stock Awards that the Company are obligated to issue in 2018. Refer to Note 14 for further details. There is no adjustment to the profit for the period. The Ordinary shares that could be issued to settle the Founder Preferred Shares Annual Dividend Amount are potentially dilutive, but as set out in Note 16, the Founder Preferred Shares Annual Dividend Amount is determined with reference to the Dividend Determination Period of a financial year, i.e. the last ten consecutive trading days of 2017.
9.    Cash and cash equivalents

	June 30, 2017	December 31, 2016
	€m	€m
Cash and cash equivalents	300.0	325.3
Restricted cash	0.5	4.2
Cash and cash equivalents per Statement of Cash Flows	300.5	329.5

‘Cash and cash equivalents’ comprise cash balances and call deposits. There were no bank overdrafts reported in either period. Restricted cash comprises money that is primarily reserved for a specific purpose and therefore not available for immediate or general business use.

10.    Indemnification assets

	June 30, 2017	December 31, 2016
	€m	€m
Related to the Iglo acquisition at start of the period	2.1	10.2
Reclassified from other debtors	—	1.2
Release of indemnified provision	(2.1)	(9.3)
Related to Iglo acquisition at end of the period	—	2.1
Related to the Findus acquisition at start of the period	63.4	67.6
Acquisition accounting adjustment	—	6.2
Remeasurement of indemnification assets	10.4	(10.4)
Related to Findus acquisition at end of the period	73.8	63.4
Total indemnification assets	73.8	65.5
As part of the acquisition accounting for the Findus and Iglo Groups in 2015, the Company inherited several contingent liabilities for which the seller has provided an indemnity. To the extent that the liability has been recognized in the balance sheet, an indemnification asset has also been recognized. As part of the agreement to repurchase shares on June 12, 2017, as discussed in note 15, the indemnities in relation to the Iglo acquisition were canceled. As a consequence, the indemnification asset of €2.1 million previously recognized has been released.
In total €73.8 million of liabilities relating to the acquisition of Findus Group are covered by the indemnification assets as at June 30, 2017.
The indemnification asset recognized in relation to the Findus Group is secured by shares held in escrow, so that the value of the assets may, in the future, be restricted to the value of these shares as at the Statement of Financial Position date. As at June 30, 2017, €73.8 million (December 31, 2016: €63.4 million) of the indemnification assets relate to the acquisition of the Findus Group for which 6,964,417 shares were held in escrow and were valued at $14.11 (€12.38) (December 31, 2016: $9.57 (€9.10)) each.
11.     Financial instruments
The following table shows the carrying amount of each Statement of Financial Position class split into the relevant category of financial instrument as defined in IAS 39 “Financial Instruments: Recognition & Measurement”.

	Cash and cash equivalents	Loans and receivables	Derivatives at fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
June 30, 2017	€m	€m	€m	€m	€m	€m
Assets
Measured at fair value
Derivative financial instruments	—	—	2.7	15.5	—	18.2
Not measured at fair value
Trade receivables	—	84.0	—	—	—	84.0
Cash and cash equivalents	300.5	—	—	—	—	300.5
Liabilities
Measured at fair value
Derivative financial instruments	—	—	—	(40.5)	—	(40.5)
Not measured at fair value
Trade payables	—	—	—	—	(311.9)	(311.9)
Loans and borrowings	—	—	—	—	(1,435.0)	(1,435.0)
Total	300.5	84.0	2.7	(25.0)	(1,746.9)	(1,384.7)
Trade receivables disclosed in the table above excludes prepayments and accrued income (€9.0 million), other receivables (€27.6 million) and tax receivables (€8.3 million) that are not financial assets.

Trade payables disclosed in the table above excludes accruals and deferred income (€123.3 million), social security and other taxes (€23.6 million) and financial payables (€4.1 million) that are not financial liabilities. Loans and borrowings are stated gross of capitalized deferred borrowing costs.

	Cash and cash equivalents	Loans and receivables	Derivatives at fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
	€m	€m	€m	€m	€m	€m
December 31, 2016
Measured at fair value
Derivative financial instruments	—	—	—	13.1	—	13.1
Not measured at fair value
Trade receivables	—	92.3	—	—	—	92.3
Cash and cash equivalents	329.5	—	—	—	—	329.5
Liabilities
Measured at fair value
Derivative financial instruments	—	—	—	(1.4)	—	(1.4)
Not measured at fair value
Trade payables	—	—	—	—	(345.0)	(345.0)
Loans and borrowings	—	—	—	—	(1,464.2)	(1,464.2)
Total	329.5	92.3	—	11.7	(1,809.2)	(1,375.7)
Trade receivables disclosed in the table above excludes prepayments and accrued income (€8.0 million), other receivables (€26.5 million) and tax receivables (€9.3 million) that are not financial assets.
Trade payables disclosed in the table above excludes accruals and deferred income (€92.4 million), social security and other taxes (€19.3 million), other payables (€13.7 million), finance lease obligations (€1.6 million) and financial payables (€1.7 million) that are not financial liabilities. Loans and borrowings are stated gross of capitalized deferred borrowing costs.
The Company has not disclosed the fair value of trade receivables, trade payables and cash and cash equivalents because their carrying amounts are a reasonable approximation of fair value.
Derivative financial instruments
The financial instruments are not traded in an active market and so the fair value of these instruments is determined from the implied forward rate. The valuation technique utilized by the Company maximizes the use of observable market data where it is available. All significant inputs required to fair value the instrument are observable. The Company has classified its derivative financial instruments as level 2 instruments as defined in IFRS 13 “Fair value measurement”.
Interest bearing loans and borrowings

The fair value of secured notes is determined by reference to price quotations in the active market in which they are traded. They are classified as level 1 instruments. The fair value of the senior loans is calculated by discounting the expected future cash flows at the period’s prevailing interest rates. They are classified as level 2 instruments.
On May 3, 2017 the Company completed a refinancing of its Senior debt with a syndicate of banks. All Senior debt as at the balance sheet date was repaid and replaced with new Senior Euro debt of €500.0 million and Senior USD debt of $610.0 million. Both are repayable on May 15, 2024, although the Senior USD debt requires a repayment of $6.1 million of principal each year until 2024, beginning May 15, 2018. The existing revolving credit facility was also replaced with a new €80.0 million facility, which is available until May 15, 2023 and will be utilized to support existing letters of credit and bank guarantees and certain other ancillary facilities outside of the Senior debt.

In order to match its underlying cash flows the Company has entered into a number of cross-currency interest rate swaps. In exchange for $610.0 million the Company has received €299.3 million and £226.7 million. The derivatives are designed to minimize the exposure to movements in foreign currency exchange rates and movements in interest rates. In exchange for receiving cash flows in USD matching the payments of principal and interest due under the Senior USD debt, the Company will pay fixed amounts of interest and principal on notional amounts of GBP and EUR. All of the USD to EUR swaps have been designated as a cash flow hedge whilst EUR to GBP swaps to the value of £187.6 million have been designated as a net investment hedge.

Concurrent to the refinancing, the Company through its indirect, wholly-owned subsidiary, Nomad Foods BondCo Plc, repaid the senior secured notes due 2020 and successfully completed a private offering of €400.0 million aggregate principal amount of 3.25% senior secured notes due May 15, 2024 (the “Notes”). Interest on the Notes shall accrue from the date of issue, payable semi-annually in arrears on May 15 and November 15, commencing on November 15, 2017. Both the new Senior debt and the notes are guaranteed on a senior basis by the Company and certain subsidiaries thereof and are secured with equal ranking against certain assets of the Company. Eligible transaction costs of approximately €9.8 million have been capitalized as part of the refinancing and will be amortized over the life of the debt. As a consequence of the debt extinguishment, deferred borrowing costs relating to the old senior debt of €15.7 million have been written off to the Statement of Profit or Loss in May 2017 (see Note 6).

	Fair value		Carrying value
	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016
	€m	€m	€m	€m
Senior loans	—	970.3	—	964.2
2020 floating rate senior secured notes	—	505.2	—	500.0
Senior EUR/USD loans	1,045.1	—	1,035.0	—
2024 fixed rate senior secured notes	407.9	—	400.0	—
Less deferred borrowing costs	—	—	(9.4)	(12.4)
	1,453.0	1,475.5	1,425.6	1,451.8
12.    Provisions

	Restructuring	Onerous/ unfavorable contracts	Provisions related to other taxes	Contingent consideration	Other	Total
	€m	€m	€m	€m	€m	€m
Balance as of January 1. 2017	59.1	80.6	24.5	10.0	19.5	193.7
Additional provision in the period	4.3	—	—	—	4.9	9.2
Release of provision	(0.1)	—	—	—	(0.6)	(0.7)
Utilization of provision	(34.6)	(1.6)	—	—	(0.5)	(36.7)
Unwinding of discounting	—	0.4	—	0.2	—	0.6
Foreign exchange	—	(0.5)	—	—	—	(0.5)
Balance at June 30, 2017	28.7	78.9	24.5	10.2	23.3	165.6

Analysis of total provisions:		June 30, 2017		December 31, 2016
Current		90.0		116.7
Non-current		75.6		77.0
Total		165.6		193.7
Restructuring
The €28.7 million (December 31, 2016: €59.1 million) provision relates to committed plans for certain restructuring activities of exceptional nature which are due to be completed within the next 18 months. A provision of €4.3 million has been recognized in the six months ended June 30, 2017 for reorganizational activities arising from the implementation of Nomad’s strategic vision across the Company. €34.6 million has been utilized in the six months ended June 30, 2017, which mainly relates to the closure of the production facilities in Bjuv where production has now ceased.

Onerous/unfavorable contracts
Of the onerous/unfavorable contracts provision, €75.5 million (December 31, 2016: €76.8 million) is held in relation to a lease for a warehouse and factory facility in Bjuv, Sweden. The factory is now vacant and the Company currently anticipates the warehouse space will not be fully utilized by the Company or other third parties, so the lease has been identified as being onerous.
The ability for the Company to offset the unavoidable costs associated with the unutilized portion of the facility with future rental income is highly uncertain and difficult to accurately estimate. The provision has been assessed to be the best estimate of the net unavoidable costs based on the latest information available. This provision will be frequently reassessed by management and may change significantly over time.
Furthermore, an independent valuation of the lease performed as part of the acquisition accounting for the November 2, 2015 acquisition of the Findus Group identified that the lease payments were in excess of market rates, deeming the contract to be unfavorable. This provision will be utilized over the duration of the lease.
The remaining provision of €3.4 million (December 31, 2016: €3.8 million) relates to a service contract covering the same warehouse facility.
Provisions related to other taxes
The €24.5 million (December 31, 2016: €24.5 million) provision relates to other taxes due to tax authorities after tax investigations within certain operating subsidiaries of the Nomad Group.
Contingent consideration
As at June 30, 2017, the provision for contingent consideration comprised of €8.7 million and €1.5 million relating to the acquisition of La Cocinera and the Lutosa brand respectively (December 31, 2016: €8.5 million and €1.5 million, respectively).
During the six months period ended June 30, 2017, a €0.2 million charge has been recognized relating to the unwinding of discounting on the La Cocinera acquisition which occurred in Spain in April 2015. The consideration payable is dependent on specific future events and performance conditions being met. The payment is deferred until April 2020 but must be paid earlier if certain decisions are made by the Company. There was negligible movement on the contingent consideration provided for the Lutosa brand (under license until 2020), which was acquired in Belgium in 2014 and is payable in 2019.
Other
Other provisions include €5.7 million (December 31, 2016: €6.1 million) of potential obligations in Italy, €5.4 million (December 31, 2016: €4.0 million) for asset retirement obligations, €2.7 million (December 31, 2016: €2.8 million) professional fees in respect of the above mentioned tax investigations and other obligations from previous accounting periods.
13.    Employee benefits

The Company operates defined benefit pension plans in Germany, Italy, Sweden and Austria as well as various contribution plans in other countries. The defined benefit pension plans are partially funded in Germany and Austria and unfunded in Sweden and Italy. In addition, an unfunded post-retirement medical plan is operated in Austria. In Germany and Italy, long term service awards are in operation and various other countries provide other employee benefits. There were no changes in the nature of any schemes in the six month period to June 30, 2017.

The total net employee benefit obligations as at June 30, 2017 is as follows:

€m
Balance as of January 1, 2017	190.9
Service cost	2.2
Net interest expense	1.9
Actuarial gain on pension scheme valuations	(5.6)
Contributions by employer	(2.6)
Foreign exchange differences on translation	(0.3)
Balance as of June 30, 2017	186.5

The principal assumptions applied for the valuation at June 30, 2017 were the same as those applied at December 31, 2016, except for the German and Swedish plans which are the most significant in terms of plan assets and liabilities in the Company. The discount rate applied to the German defined benefits obligations increased from 1.75% to 2.0%. All actuarial assumptions have been revised in Sweden, where the most significant change has been to the discount rate applied to the defined benefits obligation which decreased from 2.5% to 2.3%.
14.    Share based compensation reserve

During 2015, the Company established a discretionary share award scheme, the Long-term Incentive Plan ("LTIP"), which enables the Company’s Compensation Committee to make grants (“Awards”) in the form of rights over ordinary shares, to any Director, Non-Executive Director or employee of the Company. The Compensation Committee currently awards grants to Senior Management, including those that are Directors and Non-Executive Directors.
All Awards are to be settled by physical delivery of shares.
Director and Senior Management Share Awards

As part of its long term incentive initiatives, the Company has issued 5,212,000 restricted shares to the management team (the “Management Share Awards”). 4,607,000 shares are currently allocated for the January 1, “2016” grant and a further 605,000 shares has been allocated for the January 1, “2017” grant. Relevant to each grant, half of the awards are contingent upon achieving a benchmark market share price and the other half of the awards will vest provided one of a range of cumulative EBITDA performance targets is met over a four year period. If the share price benchmark is met, the shares for this portion of the awards will vest 50% over a two year period and 50% over a four year period. For the 2016 grant, the two year period is through to January 1, 2018 and the four year period through to January 1, 2020. For the 2017 grant, the two year period is through to January 1, 2019 and the four year period through to January 1, 2021. The other half of the 2016 and 2017 awards will vest on January 1, 2020 and January 1, 2021 respectively provided one of a range of cumulative EBITDA performance targets is met over a four year period from January 1, 2016 to December 31, 2019 for the 2016 grant and from January 1, 2017 to December 31, 2020 for the 2017 grant.
None of the shares vested. The stock compensation charge reported within the Consolidated Statement of Profit or Loss for the three and six months ended June 30, 2017 related to the Management Share Awards is €0.5 million and €1.7 million respectively. The stock compensation charge reported within the Consolidated Statement of Profit or Loss for the three and six months ended June 30, 2016 related to the management plan is €0.3 million and €0.3 million respectively.

The Company calculates the cost of the Management Share Awards based upon their fair value using the Monte Carlo Model, which is considered to be the most appropriate methodology considering the restricted shares only vest once the market performance conditions have been satisfied, as well as expected exercise period and the payment of dividends by the Company. Following a revision to the January 1, 2016 award EBITDA Performance Target Conditions and updating for scheme leavers, the inputs and assumptions underlying the Monte Carlo models for both awards are now as follows:

	January 1, 2016 Award	January 1, 2017 Award
Grant date price	$12.00	$9.57
Exercise price	$—	$—
Expected life of restricted share	3.02 – 4.00 years	3.11 – 4.00 years
Expected volatility of the share price	20.0%	23.0%
Dividend yield expected	—%	—%
Risk free rate	1.59%	1.83%
Employee exit rate	16.0%	16.0%
EBITDA Performance Target Condition	5.0%-75.0%	5.0%-75.0%
The expected volatility of the share price inputs of 20.0% and 23.0% were estimated by referencing selected quoted companies which are considered to exhibit some degree of comparability with the Company, as the Company has only been listed for approximately two years.
Based on the revised assessment in the current period of fair value and the number of shares expected to vest, the total fair value in respect of the Restricted Shares as at the January 1, 2016 grant date is $6.3 million (€5.9 million) and $0.6 million (€0.6 million) as at the January 1, 2017 grant date.

Non-Executive Director Restricted Share Awards

In accordance with the Board approved independent Non-Executive Director compensation guidelines, each independent Non-Executive Director is granted $100,000 of restricted shares annually on the date of the annual general meeting, valued at the closing market price for such shares on this date. The restricted shares vest on the earlier to occur of the date of the Company’s annual meeting of shareholders or thirteen months from the date of grant. On June 19, 2017, current Non-Executive Directors were granted 41,724 restricted share awards at a share price of $14.38.
The Non-Executive Directors restricted share awards granted at a share price of $8.98 on June 16, 2016 vested on June 19, 2017 and were issued at a share price of $14.38, resulting in a €0.3 million increase in the share based compensation reserve. Of the total 55,680 number of shares vesting, 9,384 shares were held back from issue by the Company as settlement towards personal tax liabilities arising on the vested shares.

The total charge within the Statement of Consolidated Profit or Loss for the three and six months ended June 30, 2017 related to Non-Executive Directors stock compensation awards is €0.3 million and €0.4 million respectively. The total charge within the Statement of Consolidated Profit or Loss for the three and six months ended June 30, 2016 was €0.1 million and €0.3 million respectively.
Share based compensation reserve

	Non-Executive Directors Award	Management Share Award 2016	Management Share Award 2017	Total Share based compensation reserve
	€m	€m	€m	€m
Balance as of January 1, 2017	0.4	0.6	—	1.0
Non-Executive Director restricted share awards charge	0.4	—	—	0.4
Directors and Senior Management share awards charge - January 1, 2016	—	1.6	—	1.6
Directors and Senior Management share awards charge - January 1, 2017	—	—	0.1	0.1
Vesting of Non-Executive Director restricted shares	(0.7)	—	—	(0.7)
Balance as of June 30, 2017	0.1	2.2	0.1	2.4

15.    Share Capital and Capital reserve
Ordinary Shares
The Company issued 46,296 ordinary shares in June 2017 to Non-Executive Directors as disclosed in Note 14 above.
On June 12, 2017, the Company entered into an agreement to repurchase 9,779,729 of its shares beneficially owned by funds advised by Permira Advisers LLP ("Permira") at a purchase price of $10.75 per share, which was a 25% discount to the closing price of Nomad Foods ordinary shares on June 9, 2017. The aggregate purchase price of approximately $105.1 million (€93.9 million) was funded from the Company's cash on hand and the shares were retired on June 12, 2017.
The transaction relates to a final settlement of indemnity claims against an affiliate of Permira, which are legacy tax matters that predate its acquisition of Iglo Group in 2015.

	Shares		June 30, 2017	December 31, 2016
	June 30, 2017	December 31, 2016
			€m	€m
Authorized Share Capital:
Unlimited number of Ordinary Shares with $nil nominal value	n/a	n/a	n/a	n/a
Unlimited number of Founder Preferred Shares with $nil nominal value issued at $10.00 per share	n/a	n/a	n/a	n/a

Issued and fully paid:
Ordinary Shares	172,355,189	182,088,622	1,710.1	1,803.4
Founder Preferred Shares	1,500,000	1,500,000	10.6	10.6
			1,720.7	1,814.0
Cost of admission and issuance			(13.3)	(13.3)
Total capital reserve			1,707.4	1,800.7
16.    Founder Preferred Shares Dividend Reserve

Nomad has issued Founder Preferred Shares to its Founder Entities. Holders of the Founder Preferred Shares are entitled to receive annual dividend amounts subject to certain performance conditions (the “Founder Preferred Shares Annual Dividend Amount”).

The Founder Preferred Shares Annual Dividend Amount is structured to provide a dividend based on the future appreciation of the market value of the ordinary shares, thus aligning the interests of the Founders with those of the investors on a long term basis. The Preferred Shares Annual Dividend Amount is determined with reference to the Dividend Determination Period of a financial year, i.e. the last ten consecutive trading days and calculated as 20% of the increase in the volume weighted average share price of the Company’s ordinary shares across the determination period compared to the highest price previously used in calculating the Founder Preferred Share Annual Dividend Amounts (currently $11.4824) multiplied by 140,220,619 shares (the “Preferred Share Dividend Equivalent”).

The Founder Preferred Shares Annual Dividend Amount is paid for so long as the Founder Preferred Shares remain outstanding. The Founder Preferred Shares automatically convert on the last day of the seventh full financial year following completion of the acquisition of the Iglo Group or upon a change of control, unless in the case of a change of control, the independent Directors determine otherwise.

The amounts used for the purposes of calculating the Founder Preferred Shares Annual Dividend Amount and the Preferred Share Dividend Equivalent are subject to such adjustments for share splits, share dividends and certain other recapitalisation events as the Directors in their absolute discretion determine to be fair and reasonable in the event of a consolidation or sub-division of the ordinary shares in issue, as determined in accordance with Nomad’s Memorandum and Articles of Association.

The conditions of the Founder Preferred Shares Annual Dividend Amount for 2016 were not met and consequently no Founder Preferred Share Dividend was approved for issue in 2017. Accordingly, the balance of the Founder Preferred Shares Dividend Reserve as at June 30, 2017 remained at €493.4 million (December 31, 2016: €493.4 million).
17.    Contingent liabilities
The Iglo Group is currently in discussions with tax authorities and a third party in one of its markets regarding the treatment of the 2006 acquisition of the Iglo Group by the previous owners. The Company has an indemnity in respect of this tax issue. A related tax indemnification asset of €nil has been recognized as at June 30, 2017 (December 31, 2016: €nil).
18.    Related parties

Mariposa Capital, LLC, an affiliate of Mr Franklin, and TOMS Capital LLC, an affiliate of Mr Gottesman, perform advisory services on behalf of the Company. The total fees and expenses incurred by them in the course of their duties for the three months ended June 30, 2017 and 2016 were €583,887 and €690,530, respectively. Total fees and expenses incurred by them in the course of their duties for the six months ended June 30, 2017 and 2016 were €1,069,655 and €1,268,207, respectively.

Key management personnel comprise the Directors and Executive Officers. The Executive Officers continue to be remunerated for their services to the Company through their employment contracts. Non-executive Directors continue to receive fees for their services as board members and to certain committees and are settled through payroll. Director fees are payable quarterly in arrears. Total non-executive Director fees and expenses for the three months ended June 30, 2017 and 2016 were €93,557 and €60,495 respectively. Total non-executive Director fees and expenses for the six months ended June 30, 2017 and 2016 were €178,746 and €100,805 respectively. In addition, certain non-executive Directors received grants under the LTIP as discussed in Note 14. Some of these grants vested on June 19, 2017 and were exercised in June 2017.
19.    Subsequent events after the Statement of Financial Position date
None.